Exhibit 99.2

Pyxis Tankers Announces Date for the Release of Three Months and Year Ended December 31, 2017 Results

and Related Conference Call and Webcast

MAROUSSI, GREECE – February 27, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the three months and year ended December 31, 2017 before the market opens in New York on Thursday, March 15, 2018. We will host a conference call to discuss the results at 10:00 a.m. Eastern Time that same day.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Thursday, March 22, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 5478965#.

Webcast:

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1552464/C033B70DB06875E620B2391D67E5C14C

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.